July 20, 2010
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561

Re:	Sybase Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed on February 26, 2010
Form 10-Q for the Quarter Ended March 31, 2010
File No. 001-16493
Dear Ms. Collins:
     This responds to your letter dated June 8, 2010 regarding certain items in the above-referenced documents filed by Sybase, Inc. (“Sybase” or the “Company”) with the Securities and Exchange Commission (the “Staff”). For ease of reference, we have set forth each of your comments in full preceding the Company’s responses.
Form 10-K for the Year Ended December 31, 2009
General
1. Please tell us in which sanctioned countries you have provided text messaging services. Please discuss the materiality of any contacts with Iran, Syria or Sudan and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a Company’s reputation and share value. As you may be aware, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed towards companies that have operations associated with Iran, Syria and Sudan.
Response to Question 1:
     Sybase, Inc., through certain of its subsidiaries, provides intermediary text messaging transmission services over a global network to wireless telecommunications operators (hereinafter “wireless operators”). These wireless operators use Sybase’s transmission services to exchange their respective subscribers’ text messages with other wireless operators’ subscribers throughout the world. Sybase’s network handles more than 1.4 billion messages per day and reaches 850 wireless operators, and these operators in turn serve over 4 billion subscribers around the world.

Sybase’s services involve receiving and delivering messages from and to the operators, or other third party intermediary transmission providers, only at its specific data centers, or what are called “hubs,” located primarily in Virginia and in Paris, France. The exact transmission path and destination of any text message depends on the individual mobile subscriber’s location and the wireless operator that provides the message service to that subscriber. Sybase’s subsidiaries do not deliver messages to the wireless operators’ subscribers themselves.
     As described below, Sybase’s intermediary transmission services indirectly assist in the transmission of text messages destined for, or originating from, certain wireless operators’ subscribers in Iran, the Sudan, Syria and Cuba. These services are authorized by the general licenses and/or exemptions in the applicable U.S. Regulations and/or are not subject to U.S export control or economic sanctions laws. All of Sybase’s physical transmission facilities and services occur outside of the sanctioned countries. The Sybase network handles over 40 billion messages monthly on average. The message traffic volume relating to each of these four countries respectively falls in the range of one-thousandth of one percent of Sybase’s monthly message traffic, and is therefore negligible and not material relative to Sybase’s overall traffic volumes and revenues.
     We firmly believe that investors will favorably view Sybase’s role in assisting the exchange of text messages between wireless telecommunications operators, including those that involve the transmission of text messages to and from mobile phone subscribers in sanctioned countries, as it further demonstrates that Sybase’s text message transmission business is fully global in nature and additionally helps to support the free flow of information worldwide.
     Iran
     Certain of Sybase’s subsidiaries provide intermediary message transmission services to a number of wireless operator affiliates of MTN ICS, a Monaco based multinational telecommunications group offering cellular network access. Specifically, Sybase’s subsidiary, Sybase France SARL, has a contract with MTN ICS to provide transmission services to its affiliates in various countries, including MTN Iran. There is no agreement between any Iranian wireless operator and Sybase 365 or other Sybase U.S. entity.
     Functionally, this intermediary service relating to MTN Iran has involved Sybase France’s Paris hub receiving messages from MTN Iran for delivery to other wireless operators around the world, and delivering messages destined for MTN Iran from other wireless operators around the world. This receipt and delivery occurs at the Sybase France Paris hub over a connection of MTN Iran to the Paris hub, and some of these messages are in turn delivered by the Paris hub to the data hub in Virginia, which is operated by Sybase 365 LLC, a U.S. subsidiary. In late June 2010, the messaging path for the transmission of messages relating to MTN Iran changed so that these messages will no longer be delivered to, or received from, MTN Iran as described above. Rather, the traffic will be delivered to, and received from, the Virginia hub by a company called BICS (or Belgacom International Carrier Services), a foreign joint venture owned by The Belgacom Group and Swisscom AG, each a major global foreign international communications company, and MTN as of June 26, 2010. The total volume of traffic and revenue is not expected to meaningfully change.
     The volume of messages relating to MTN Iran is negligible relative to overall daily, monthly or yearly message volumes handled by Sybase’s network, and constitutes on average in the range of one-thousandth of one percent of Sybase’s total monthly messaging traffic. This text messaging traffic is not material in terms of volume or revenue for Sybase.
     Sudan
     Certain of Sybase’s subsidiaries provide intermediary message transmission services involving wireless operators in the Sudan. Specifically, Sybase France has contracts with Canar Telecom of the Sudan and MTN Sudan. There is no contractual relationship between any Sybase US entity and a Sudanese operator. Again, the relative traffic volumes and revenues relating to MTN Sudan and Canar Telecom are negligible (constitutes something substantially less than one-thousandth of one percent of Sybase’s messaging traffic).
     Functionally, Sybase France delivers text messages from other wireless operators to Canar or MTN Sudan at the Paris hub that are destined for these wireless operators’ respective subscribers and also receives messages from Canar and MTN Sudan at the Paris hub that originated from their respective subscribers and are destined for transmission to other operators’ subscribers. A small percentage of these limited number of text messages are delivered by the Paris hub to the Sybase 365 hub in Virginia for delivery to US and other operators connected to the Virginia hub.
     In addition, Sybase also has an agreement with BICS, the third party transmission intermediary mentioned above, and another foreign intermediary called AMEEX in Switzerland, that assist the transmission of text messages to and from three other wireless operators in the Sudan, namely Vivacell, Zain Sudan, and Sudantel. Since BICS and AMEEX function as intermediaries, they are responsible for the transmission to and from these Sudanese operators. Sybase has no contractual relationship with these Sudanese wireless operators. Any messages delivered to, or received from, BICS relating to these operators would occur at the Sybase 365 Virginia hub and any messages delivered to, or received from, AMEEX relating to these operators would occur at the Sybase France Paris hub. Again, the text messaging traffic volume and revenues relating to these operators in the Sudan is negligible, is not material in terms of volume or revenue for Sybase, and constitutes on average in the range of one-thousandth of one percent of Sybase’s total monthly messaging traffic.
      Syria
     Sybase indirectly assists wireless operators with the transfer of text messages to and from mobile phone subscribers in Syria and mobile phone subscribers around the world. Sybase France has contracts with MTN Syria and Syriatel relating to the transmission of text messages. At and through Sybase France’s Paris Hub, text messages from subscribers of wireless operators from around the world are delivered to Syriatel or MTN Syria that are destined for their respective subscribers and messages from Syriatel and MTN Syria that may have originated from their subscribers are received at the Paris hub for forwarding on to the destination wireless telecom operators for delivery by those operators to their respective subscribers. Only a percentage of these text messages are handed by the Paris hub to Sybase 365’s hub in Virginia. Again, the text messaging traffic volume and revenue relating to these operators in Syria is negligible, and is not material in terms of volume or revenue for Sybase, and constitutes on average in the range of one-thousandth of one percent of Sybase’s total monthly messaging traffic.
      Cuba

     Sybase 365, through its hub in Virginia, indirectly assists with the transfer of text messages from certain mobile phone users in the United States to mobile phone subscribers in Cuba. Sybase does not have any contracts with any wireless operator in Cuba. Functionally, Sybase 365 receives messages from various U.S. telecom operators at its Virginia hub and then hands off those messages to Sybase France’s Paris Hub, and the Paris hub then delivers the messages to a foreign third party transmission intermediary. This third party is responsible for the delivery of the text messages to the Cuban operator for final delivery to a mobile phone user in Cuba. Also, Sybase 365’s Virginia hub receives text messages from a third party intermediary that originate from mobile phone subscribers in Cuba. As with the foregoing countries, the messaging traffic volume and revenue relating to Cuba is negligible, is not material in terms of volume or revenue for Sybase, and constitutes on average in the range of one-thousandth of one percent of Sybase’s total monthly messaging traffic.
      Materiality
As described above, Sybase’s intermediary service of assisting wireless operators in the transmission of text messages to or from mobile phone subscribers in sanctioned countries, as described above, is not material in terms of volume or revenue for Sybase. These services are authorized by the general licenses and/or exemptions for telecommunications services, mail services, personal communications, and/or information and informational materials set forth in the applicable set of U.S. Regulations and/or are not subject to U.S export control or economic sanctions laws. Further, Sybase actively employs comprehensive policies, procedures and systems for ensuring compliance with U.S. export control and economic sanction laws and regulations and updates and implements practical policies and procedures, where applicable. We believe investors will favorably view Sybase’s assisting with the transmission of text messages relating to the foregoing countries as this demonstrates the full global scope of Sybase’s messaging business and also helps to support the free flow of information worldwide.
Note Ten: Income Taxes, page 104
2. With regards to the information provided in prior comment 5, please explain further the following:
•	You indicate that the company first considered limitations imposed by IRC Section 382 applicable to the annual useage of your net operating losses and state credit carryforwards. Tell us the annual limitations used in your analysis;

•	Given your long history of generating worldwide revenues, please explain further how the intercompany tax transfer pricing rules impact your ability to forecast your worldwide revenues beyond three years;

•	You indicate that a change in legal entity structure or legal domicile could impact your ability to recognize your federal loss and state credit carryforwards. Please explain further how these potential changes factored into your analysis and why you believe it is appropriate to consider anticipated changes into your analysis of the need for a valuation allowance prior to actually making such changes;

•	Tell us what impact, if any, the changes in California tax law during the first quarter of fiscal 2010, had on the valuation allowance applicable to state tax credit carryforwards.
Response to Question 2:

As we discussed in prior comment 5, the IRC Section 382 limitation was considered in the annual useage of our net operating losses. The Section 382 limitation for using future tax loss deductions ranged from $15.8 million for the year ending December 31, 2010 to $10.0 million by the close of the three year period used in our calculations. Further, after this three year period, the annual limitation for the remaining years before the losses expire was expected to be no more than $4.7 million.
•	Given your long history of generating worldwide revenues, please explain further how the intercompany tax transfer pricing rules impact your ability to forecast your worldwide revenues beyond three years;
Intercompany tax transfer pricing rules do not impact our ability to forecast worldwide revenues beyond three years. However, these tax rules do impact our ability to reasonably allocate future worldwide operating income among various tax jurisdictions so that we can project future taxable income by tax jurisdiction. This allocation is necessary in order to assess the realizability of our deferred tax assets which are dependent upon future income in specific jurisdictions.
•	You indicate that a change in legal entity structure or legal domicile could impact your ability to recognize your federal loss and state credit carryforwards. Please explain further how these potential changes factored into your analysis and why you believe it is appropriate to consider anticipated changes into your analysis of the need for a valuation allowance prior to actually making such changes;
In our response, three factors were listed as having been considered in determining the future period for which future income by tax jurisdiction could reasonably be projected. The possibility of a change in legal entity structure or domicile was only one of three factors considered. From time to time, the Company considers and evaluates changes in legal entity structures and also changes in intercompany compensation structures. As of December 31, 2009, the Company evaluated the likelihood of a future change in legal entity structure or intercompany compensation structure and concluded that these possible changes were not reasonably likely to occur. Therefore, this factor did not materially impact the Company’s evaluation of the realizability of its deferred tax assets as of December 31, 2009.
•	Tell us what impact, if any, the changes in California tax law during the first quarter of fiscal 2010, had on the valuation allowance applicable to state tax credit carryforwards.
As the Company is a calendar year registrant, we assume that you intended to inquire about the first quarter of year 2009. During the first quarter of 2009, California enacted changes to its tax law having the effect of reducing the amount of income allocable to California. During the first quarter of year 2009, the Company’s valuation allowance applicable to state tax credit carryforwards was increased by approximately $1 million. Because state taxes are deductible against Federal income tax expense, the net impact of this change on the Company’s tax expense was approximately $700,000.
3. Tell us how you considered expanding your discussion regarding the accounting for income taxes in your critical accounting policy disclosures to include a discussion regarding the fact that your deferred tax valuation allowance analysis was limited to taxable income projections for only three years.
Response to Question 3:

In the “Critical Accounting Policies and Estimates — Income Taxes” section, the Company discussed that the Company’s forecasts of future taxable income were based on each year’s corporate budget and goal setting process. We believe that a reader would reasonably interpret the budget and goal setting process as involving a limited future period of time. Historically, this budget and goal setting process has been performed for a three year period. The Company used three years as the future period for which it was believed that taxable income for each tax jurisdiction could reasonably be projected. However, the Company agrees to state the period of forecasted future taxable income in future filings.
Exhibit 32, Section 906 Certifications
4. We note your response to our prior comment 7 where you indicate that February 26, 2010 was the appropriate date for your Section 906 certifications. Failure to include properly dated certifications requires a full amendment to the Form 10-K. Accordingly, please file an amended Form 10-k (including new Section 302 certifications). Also, please ensure that your Form 10-K/A includes the corrected Item 9A disclosures with regards to your disclosure controls and procedures similar to those provided in your March 31, 2010 Form 10-Q.
Response to Question 4:
The Company is prepared to file an amendment to the 2009 Form 10-K to (i) amend Item 9A to include the corrected Item 9A disclosures with regards to the Company’s disclosure controls and procedures similar to those provided in the Company’s March 31, 2010 Form 10-Q as requested by the Staff, and (ii) furnish an amended Section 906 certification to reflect the February 26, 2010 certification date. The amendment to the Form 10-K would also include new currently dated Section 302 certifications as required by Rule 12b-15. However, because (x) the Form 10-K did include a current and properly executed Section 906 certification that was compliant with the requirements of Section 906 in all respects other than the inclusion of the date on the face of the certification, and (y) no revisions are required to be made to the Company’s financial statements or to any other disclosure contained in the Form 10-K, the Company does not believe that is necessary or appropriate to file a full amendment to the Form 10-K.
Form 10-Q for the Quarter Ended March 31, 2010
Note 8. Convertible Notes
Convertible Subordinated Notes Issued in 2005, page 13
5. We note that on February 1, 2010 the company called the remaining balance of your 2005 Notes for redemption. Your disclosures indicate that upon conversion, the consideration attributed to the equity component will be recorded as a reduction to additional paid-in-capital. Tell us how you determined the fair value of the liability component immediately prior to redemption and tell us the amount of gain or loss on extinguishment of the debt that you anticipate recording. We refer you to ASC 470-20-55-79.
     Under ASC 470-20-55-79, upon settlement of the notes, we first measure the fair value of the liability component immediately before extinguishment. The difference between the fair value of the aggregate consideration remitted to the holder and the fair value of the liability component is attributed to the reacquisition of the equity component.

     We determine the fair value of the liability component using the discounted cash flow model of future principal and interest payments. We assumed the notes would mature on February 22, 2010, the date on which the holders of the notes may first require us to repurchase the notes. We assumed a discount rate of 3.5%, based on the prevailing 3-month market rate of BB+ debt with no conversion features.
During the quarter ended March 31, 2010 the par value of the 2005 Notes outstanding decreased $30.1 million from $419.8 million at December 31, 2009 to $389.7 million as of March 31, 2010 With respect to the $30.1 million of par value extinguished, the difference between the fair value and the carrying value of the liability component immediately prior to extinguishment was less than $0.1 million and was recorded as a loss on extinguishment in the Company’s Consolidated Statement of Operations.
     Extinguishment of the remaining $389.7 million of 2005 Notes occurred at the conclusion of a 30-trading-day reference period as specified by the terms of the note agreement. At extinguishment there was no difference between fair value and carrying value of the liability component.
In connection with our response, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (925) 236-5000 if you have any questions regarding any of the Company’s responses.
Sincerely,
/s/ Jeffrey Ross

Jeffrey G. Ross
Senior Vice President and CFO
Sybase, Inc.